UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

HOSPITALITY PROPERTIES TRUST

(Exact name of registrant as specified in its charter)

Maryland	04-6558834
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

400 Centre Street

Newton, Massachusetts 02458

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares Purchase Rights	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.  Description of Registrant’s Securities to be Registered.

On May 15, 2007, the Board of Trustees (the “Board”) of Hospitality Properties Trust (the “Company”) authorized the payment of a dividend of one right (a “Right”) for each of the Company’s common shares of beneficial interest, $.01 par value per share (the “Common Shares”), outstanding at the close of business on May 31, 2007 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one Common Share or, in certain circumstances, to receive cash, property or other securities of the Company, at a purchase price (the “Purchase Price”) of $150 per Common Share, subject to adjustment.  The description and terms of the Rights are set forth in a Renewed Rights Agreement (the “Renewed Rights Agreement”), dated as of May 15, 2007, between the Company and Wells Fargo Bank, National Association, as Rights Agent.

Initially, the Rights will be attached to all certificates representing the Common Shares and no separate Rights Certificates will be distributed.  Subject to certain exceptions specified in the Renewed Rights Agreement, the Rights will separate from the Common Shares and a distribution date (a “Distribution Date”) will occur upon the close of business on the earlier of (i) the tenth business day (or such later date as the Board with the concurrence of a majority of the Continuing Trustees (as defined below) may determine) following a public announcement by the Company that a person or group of affiliated or associated persons not otherwise exempt under the Renewed Rights Agreement has acquired beneficial ownership of 10% or more of the outstanding Common Shares (an “Acquiring Person,” and the date of such announcement being the “Stock Acquisition Date”) or (ii) the tenth business day (or such later date as the Board with the concurrence of a majority of the Continuing Trustees may determine) following the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Shares and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain a notation incorporating the Renewed Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.

The Rights are not exercisable until after the Distribution Date and will expire at the close of business on May 15, 2017, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.  Pursuant to the Renewed Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole Common Shares will be issued.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights

Certificates alone will represent the Rights.  Except for Common Shares issued pursuant to exercises of stock options or as awards under an employee plan or arrangement granted or awarded as of the Distribution Date or upon the exercise, conversion or exchange of securities issued by the Company after the date of the Renewed Rights Agreement, or as otherwise determined by the Board, Rights will only be issued with respect to Common Shares that were issued prior to the Distribution Date.

In the event a Person becomes an Acquiring Person, except pursuant to a tender offer or an exchange offer for all outstanding Common Shares at a price and on terms which a majority of the members of the Board who are not officers of the Company or any of its subsidiaries or officers or stockholders of the Company’s investment advisor and who are not Acquiring Persons or representatives, nominees, affiliates or associates of Acquiring Persons determines, after receiving advice from one or more investment banking firms, to be at a price which is fair to the Company’s shareholders and not inadequate and to otherwise be in the best interests of the Company and its shareholders (a “Qualified Offer”), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.  Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Renewed Rights Agreement) were, beneficially owned by an Acquiring Person (or by any affiliate or associate of the Acquiring Person or by certain transferees of the Acquiring Person or the Acquiring Person’s affiliates or associates) will be null and void.  However, Rights will not be exercisable following the occurrence of the event set forth in this paragraph until such time as the Rights are no longer redeemable by the Company, which redemption rights are referred to below.

For example, at an exercise price of $150 per Right, each Right not owned by an Acquiring Person (or by an affiliate or associate of an Acquiring Person or by certain transferees of the Acquiring Person or the Acquiring Person’s affiliates or associates) following an event set forth in the preceding paragraph would entitle its holder to purchase $300 worth of Common Shares (or other consideration, as noted above) for $150.  Assuming that the Common Shares had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase six Common Shares for $150.

In the event that, following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving entity (other than with an entity which acquired the shares pursuant to a Qualified Offer at the same price and with the same form of consideration paid pursuant to the Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving entity and the Common Shares are changed or exchanged (other than with an entity which acquired the shares pursuant to a Qualified Offer at the same price and with the same form of consideration paid pursuant to the Qualified Offer), or (iii) more than 50% of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) is sold or transferred (other than pro rata distributions to all holders of Common Shares), each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise of such Right, a number of shares of common stock of the acquiring company having a value equal to two times the exercise price of the Right.  The events set forth in this paragraph and in the second preceding paragraph are referred to as “Triggering Events.”

At any time after a person becomes an Acquiring Person and, subject to certain exceptions, prior to the acquisition by a person or group of fifty percent (50%) or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by a person or group which have become void), in whole or in part, at an exchange ratio of one Common Share (or of a share of a class or series of the Company’s equity securities having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable and the number of Common Shares (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) if holders of the Common Shares are granted certain rights or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  The Company is not required to issue fractional Common Shares upon the exercise of any Right and, in lieu thereof, an adjustment in cash may be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

At any time until the close of business on the tenth business day following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board).  In the event that a majority of the Board is no longer comprised of Continuing Trustees (a “Section 23(a) Event”), then for the maximum period allowed under Maryland law following the first occurrence of a Section 23(a) Event (which, as of May 15, 2007, is 180 days), the Rights cannot be redeemed unless there are Continuing Trustees and a majority of the Continuing Trustees concur with the Board’s decision to redeem the Rights.  Immediately upon the action of the Board ordering redemption of the Rights (with, where required, the concurrence of the Continuing Trustees), the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 per Right redemption price.  The term “Continuing Trustees” means any member of the Board who was a member of the Board immediately prior to the date of the Renewed Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Trustees, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative or nominee of an Acquiring Person or of any affiliate or associate of an Acquiring Person.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends.

Any provision of the Renewed Rights Agreement may be amended by the Company and the Rights Agent, without the approval of any holders of Common Shares, prior to the Distribution Date.  From and after the Distribution Date, the provisions of the Renewed Rights Agreement may be amended by the Company and the Rights Agent, without the approval of any holders of Rights, only in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain other related parties) or to shorten or lengthen any time period under the Renewed Rights Agreement.  For the maximum period permitted under Maryland law following the first occurrence of a Section 23(a) Event, the Renewed Rights Agreement may only be amended if there are Continuing Trustees and a majority of the Continuing Trustees concur with the amendment.  Notwithstanding the foregoing, after such time as the Rights are not redeemable, the Renewed Rights Agreement may only be amended to cure any ambiguity, defect or inconsistency.

As of May 2, 2007, there were 93,865,679 Common Shares outstanding.  Each Common Share outstanding at the close of business on the Record Date will receive one Right.  So long as the Rights are attached to the Common Shares, one Right shall be deemed to be delivered for each Common Share issued or transferred by the Company between the Record Date and the Distribution Date.

The Rights may have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired.  The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by the applicable trustees or willing to negotiate with the Board.  The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, (i) at any time prior to the Distribution Date, amend the Renewed Rights Agreement, or (ii) at any time until the close of business on the tenth business day following the Stock Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the redemption price.

The Renewed Rights Agreement, which specifies the terms of the Rights, is attached hereto as an exhibit and is incorporated herein by reference.  The foregoing description of the Rights is qualified in its entirety by reference to the full text of the Renewed Rights Agreement.

Item 2.      Exhibits.

1

Renewed Rights Agreement, dated as of May 15, 2007, between Hospitality Properties Trust and Wells Fargo Bank, National Association, as Rights Agent, including as Exhibit A thereto the Form of Rights Certificate and as Exhibit B thereto a Form of Summary of Rights to Purchase Common Shares. (Incorporated by reference to the Registrant’s Current Report on Form 8-K dated May 16, 2007)

2

Composite copy of Amended and Restated Declaration of Trust dated August 21, 1995, as amended through May 16, 2007, of the Registrant. (Incorporated by reference to the Registrant’s Current Report on Form 8-K dated May 16, 2007)

3	Articles Supplementary dated June 2, 1997. (Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997)

4	Articles Supplementary dated May 16, 2000. (Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

5	Articles Supplementary dated December 9, 2002. (Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

6	Articles Supplementary dated February 15, 2007. (Incorporated by reference to the Registrant’s Current Report on Form 8-K dated February 15, 2007)

7	Articles Supplementary dated March 5, 2007. (Incorporated by reference to the Registrant’s Current Report on Form 8-K dated March 7, 2007)

8	Composite Copy of Amended and Restated By-Laws, as amended to date, of the Registrant. (Incorporated by reference to the Registrant’s Current Report on Form 8-K dated March 10, 2004)

9	Form of Common Share Certificate. (Incorporated by reference to the Registrant’s Registration Statement on Form S-11 (File No. 33-92330))

10	Form of temporary 8.875% Series B Cumulative Redeemable Preferred Share Certificate. (Incorporated by reference to the Registrant’s Current Report on Form 8-K dated December 5, 2002)

11	Form of temporary 7% Series C Cumulative Redeemable Preferred Share Certificate. (Incorporated by reference to the Registrant’s Current Report on Form 8-K dated February 15, 2007)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HOSPITALITY PROPERTIES TRUST

	By:	/s/ Mark L. Kleifges
	Name:	Mark L. Kleifges
	Title:	Treasurer and Chief Financial Officer
Date: May 16, 2007